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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)(1)

Premenos Technology Corp.
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                                (Name of Issuer)

Common Stock par value $.01 per share
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                         (Title of Class of Securities)

74045 V 10 3
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                                 (CUSIP Number)

                                  -------------

---------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 74045 V 10 3                                         Page 2 of 5 Pages
                                  SCHEDULE 13G
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lew Jenkins    ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [N/A]
                                                                       (b) [N/A]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                  5    SOLE VOTING POWER                4,989,159 (see Item 4)
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      6    SHARED VOTING POWER              0
OWNED BY EACH     --------------------------------------------------------------
REPORTING         7    SOLE DISPOSITIVE POWER           2,713,758
PERSON WITH       --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER         0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,094,159 (see item 4)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     41.3%
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12   TYPE OF REPORTING PERSON*

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 74045 V 10 3                                         Page 3 of 5 Pages

Item 1(a). Name of Issuer:

           Premenos Technology Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:

           1000 Burnett Avenue, Concord, CA   94520

Item 2(a). Name of Person Filing:

           Lew Jenkins

Item 2(b). Address of Principal Business Office or, if None, Residence:

           1000 Burnett Avenue, Concord, CA   94520

Item 2(c). Citizenship:

           U.S.

Item 2(d). Title of Class of Securities:

           Connon Stock, par value $.01 per share

Item 2(e). CUSIP Number:

           74045V 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under Section 15 of the Act,

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

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CUSIP No. 74045 V 10 3                                       Page 4 of 5 Pages

           (g) [ ] Parent Holding Company, in accordance with
                   Rule 13d-1(b)(ii)(G); see Item 7,

           (h) [ ] Group, in accordance with  Rule 13d-1(b)(1)(ii)(H).

Item 4.    Ownership.

           (a) Amount beneficially owned:

               5,094,159 *

           (b) Percent of class:

               41.3%

           (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:
                     4,989,159 **

               (ii)  Shared power to vote or to direct the vote:
                     0

               (iii) Sole power to dispose or to direct the disposition of:
                     2,713,758

               (iv)  Shared power to dispose or to direct the disposition of:
                     0

Item 5.    Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           N/A

Item 8.    Identification and Classification of Members of the Group.

           N/A


  * Includes 2,380,401 shares of Common Stock held by David Hildes (of which 30,874 are options to purchase shares of Common Stock exercisable within 60 days of December 31, 1996 and of which 105,000 shares have been transferred by Mr. Hildes to a charitable remainder trust of which Mr. Hildes and his wife are income beneficiaries). Pursuant to a voting agreement between Mr. Jenkins, Chairman of the Board of Directors, and Mr. Hildes, Vice Chairman of the Board of Directors, Mr. Jenkins has sole voting control over the shares of Common Stock owned by Messrs. Jenkins and Hildes. The voting agreement between Messrs. Jenkins and Hildes terminates under certain circumstances which include the death of Mr. Jenkins.

 ** See footnote *. Excludes 105,000 shares transferred to a charitable remainder trust by Mr. Hildes.

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CUSIP No. 74045 V 10 3                                       Page 5 of 5 Pages

Item 9.    Notice of Dissolution of Group.

           N/A

Item 10.   Certification.

           "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 10, 1997
                                        ----------------------------------------
                                                        (Date)

                                        /s/ Lew Jenkins
                                        ----------------------------------------
                                                      (Signature)

                                        Lew Jenkins, Chairman
                                        ----------------------------------------
                                                     (Name/Title)